LION LAND BERHAD (415-D)

A Member of The Lion Group

02042127

6 June 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

02 JUN 26 AM 11:56

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Land Berhad

We enclose herewith a copy of the General Announcement dated 5 June 2002, Re: Lion Land Berhad - Proposed debt restructuring scheme of Amsteel Mills Sdn. Bhd. for filing pursuant to exemption No. 82-3342 granted to Lion Land Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

PROCESSED
JUL 01 2002
THOMSON FINANCIAL

Yours faithfully
LION LAND BERHAD

WONG PHOOI LIN
Secretary

dlw 6/26

c.c. Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155/21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to LLB on **05-06-2002 05:54:57 PM**
Submitted by **LLB** on **05-06-2002 06:01:22 PM**
Reference No **LL-020605-6764E**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Lion Land Berhad**
*	Stock name	: **LIONLND**
*	Stock code	: **4235**
*	Contact person	: **Wong Phooi Lin**
*	Designation	: **Secretary**

* Type : ● ***Announcement*** ○ ***Reply to query***

* Subject :
Lion Land Berhad
- Proposed debt restructuring scheme of Amsteel Mills Sdn. Bhd.

* **Contents :-**

We refer to the announcement by the Company on 6 May 2002.

The Company wishes to announce that the High Court has on 5 June 2002 granted an order for Amsteel Mills Sdn. Bhd. ("AMSB"), a 99% owned subsidiary of the Company, to convene meetings within a period of six months from 5 June 2002 for the purpose of approving the scheme of compromise and arrangement proposed to be made between AMSB and its scheme creditors for the settlement of debts owing to the scheme creditors to facilitate the implementation of the proposed debt restructuring for AMSB pursuant to Section 176 subsection (1) of the Companies Act, 1965 ("Act").

AMSB did not apply to the Court for an order to restrain legal proceedings against AMSB under Section 176 subsection (10) of the Act.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION LAND BERHAD (415-D)

Secretary

- 5 JUN 2002